

October 6, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Stuart Spence
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge PKWY
Houston, Texas 77079

      Re: McDermott International, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 22, 2016
               Form 8-K dated February 18, 2016
               Filed February 22, 2016
               Form 8-K dated July 26, 2016
               Filed July 26, 2016
               Response dated September 26, 2016
               File No. 001-08430

Dear Mr. Spence:

      We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

1. We note your response to our comment number 1 from our letter dated August 30, 2016. Specifically, we note your proposed disclosure indicates that for the years ended December 31, 2015 and 2014 your effective tax rate for non-US operations was 34% and (140%), respectively. In light of your effective tax rate reconciliation in Footnote 14, which indicates that your Non-Panama operations impacted your effective tax rate for the fiscal year ended December 31, 2015 by 56% and for the fiscal year ended December 31,

2014 by 4%, please reconcile the material differences impacting your effective tax rate for non US operations and that of your Non-Panama operations. If not apparent from this reconciliation, please explain how the United States effective tax rates are reflected in your effective tax rate reconciliation. Please ensure your intended disclosures clearly outline the factors that are materially driving the impact of your Non-Panama operations on your effective income tax rate in your MD&A. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Note 2- Revenue Recognition – Loss Recognition, page 63

2. We note your response to comment number 4 from our letter dated August 30, 2016. To the extent any material losses on uncompleted contracts materially impacted your results of operations, please confirm that you will expand your disclosure within MD&A to provide sufficient detail and quantification of such loss to allow an investor to fully understand the impact such losses had on your results of operations for each of the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Form 8-K filed on February 22, 2016
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Measures

3. We note your response to comment number 5 from our letter dated August 30, 2016. Please clarify whether the $22 million of actuarial loss on plan assets as of December 31, 2015 is intended to represent the actual return of plan assets as of December 31, 2015. Please ensure your intended disclosures include the amount of your actual return on plan assets in order for an investor to fully understand the context of the adjustments being made in order to arrive at the Non-GAAP measure.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464, or in her absence, Jay Ingram, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction